COURTLANDT SECURITIES CORPORATION

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2020

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Courtlandt Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18218 McDurmott, Suite A, Irvine, CA. 92614

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Cruz, 949-254-6901

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA

(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael L. Cruz _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Courtlandt Securities Corp. _____ , as
of **December 31** _____ , 20 **20** , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CEO

Title

Notary Public

See Attachment

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Orange_ } s.s.

Subscribed and sworn to (or affirmed) before me on this ___26ᵗʰ___ day of ___Feb___,
Month

20_21_, by _Michael L. Cruz_ and
Name of Signer (1)

_____, proved to me on the basis of
Name of Signer (2)

satisfactory evidence to be the person(s) who appeared before me.



_____
Signature of Notary Public

JIN LI
Notary Public - California
Orange County
Commission # 2289292
My Comm. Expires Jun 16, 2023

For other required information (Notary Name, Commission No. etc.)

Seal

———— OPTIONAL INFORMATION ————

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Oath OR Affirmation

containing ___1___ pages, and dated ___02/26/21___

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: _____

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: _____

_____


Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholders
of Courtlandt Securities Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Courtlandt Securities Corporation as of December 31, 2020, the related statements of income, changes in shareholders' equity, and changes in financial condition for the year then ended, and the related notes and schedules collectively referred to as the "financial statements". In my opinion, the financial statements present fairly, in all material respects, the financial position of Courtlandt Securities Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Courtlandt Securities Corporation's management. My responsibility is to express an opinion on Courtlandt Securities Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Courtlandt Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of schedules I, II, & III has been subjected to audit procedures performed in conjunction with the audit of Courtlandt Securities Corporation's financial statements. The supplemental information is the responsibility of Courtlandt Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Joseph Yafeh, CPA

I have served as Courtlandt Securities Corporation's auditor since 2007.
Los Angeles, California
February 26, 2021

Courtlandt Securities Corporation
Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 263,863
Accounts Receivable	16,832
Advances	20,264
Other Assets	193
Total Assets	**$ 301,152**

Liabilities and Shareholder's Equity

Liabilities

Accounts payable	$ 10,097
Total Liabilities	10,097

Shareholder's Equity

Common stock, $10 par value, 100,000 shares authorized; 1,000 shares outstan	$ 10,000	
Paid in capital	357,866	
Retained (deficit)	(76,811)	
Total Shareholder's Equity		291,055

Total Liabilities and Shareholder's Equity	**$ 301,152**

See Accompanying Notes to Financial Statements

Note 1 - Organization and Nature of Business

Courtlandt Securities Corporation (the Company) is a California corporation incorporated on June 7, 2005 and approved by the NASD in February 2006. The company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a General Securities Broker/Dealer. The Company does not hold customer funds or securities.

Note 2 – Significant Accounting Policies
.

Basis of Presentation – The Company is currently approved to conduct several types of businesses. At this time, the Company does not conduct any introductory business and does not have a Clearing Agreement. The Company does not hold customer funds and/or securities. The Company is licensed to conduct the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Mutual fund retailer by application only;
- Broker selling variable life insurance or annuities;
- Solicitor of time deposits in a financial institution;
- Real estate syndicator on a best efforts basis only;
- Broker selling oil and gas interests;
- Broker selling tax shelters or limited partnerships in primary distributions on best efforts;
- Broker selling non-traded public REITs, on a best efforts basis only; or
- Private placements of securities including tenancy-in-common exchanges, on a best efforts.

Under its membership agreement with FINRA the Company is does not hold or carry customer funds or securities, and has operated in reliance on Rule 15c3-3(k)(2)(i), "Special Account for the Exclusive Benefit of Customers" maintained, from Jan 1, 2020 through February 9, 2020. From February 10, 2020 through December 31, 2020, and going forward, the Company will no longer claim an Exemption from SEA Rule 15c3-3, in reliance on footnote 74, Release 34-70073, as discussed in FAQ 8.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Courtland Securities Corporation
Notes to Financial Statements
December 31, 2020

Revenue Recognition – In May 2014, the FASB issued Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" (Topic 606) that supersedes current revenue recognition guidance, including most industry-specific guidance. Based upon the income reported, the Company's Commissions are earned from the sale of mutual funds, investment company shares and direct participation programs. Direct participation programs represent the major portion of the business, while Other Fees, including Marketing & Due Diligence fees represent the second largest portion. Mutual fund trailers comprise a small portion of the business. For all income categories, Courtlandt Securities Corp. ("CSC") considers revenue to be generated when the BD satisfies a performance obligation, as agreed by the corresponding Sponsor or Issuer. Revenue is considered earned when a) Evidence of an arrangement exists; b) The Fee is fixed or able to be determinable; c) Performance has occurred; and d) Collectability is reasonably assured.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2017 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Income Taxes

The Company, with consent of its shareholder, has elected to be an S corporation and accordingly has its income taxes under Section 1372 of the Internal Revenue code, which provides that in lieu of corporation income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision of liability for Federal income taxes is included in these financial statements. The state of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum tax of $800.

Note 4 – New Accounting Pronouncements - ASU 2016.2 Operating Leases

In February, 2016, the FASB issued ASU 2016-02, Leases, and several amendments (collectively "ASU 2016-2"), which requires lessees to recognize assets and liabilities arising from most operating leases on the statement of financial condition. The Company is not party to any lease agreements. As such, this new accounting pronouncement is not applicable to the Company in the current year.

Note 5 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 26, 2020, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.